August 29, 2006
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
VIA EDGAR

Re:	Kos Pharmaceuticals, Inc. Form 10-K for the fiscal year ended December 31, 2005 File No. 000-22171
Dear Ms. Allen:
We are in receipt of your letter dated August 17, 2006 commenting on Kos Pharmaceuticals, Inc.’s Form 10-K for the year ended December 31, 2005. We acknowledge that your letter requests a response within 10 business days, which would be August 31. However, we respectfully request an extension until Friday September 8, 2006 as our corporate offices and the offices of our independent accountants are currently closed due to Tropical Storm Ernesto and will be closed on Monday, September 4, 2006 because of the Labor Day holiday.

Yours truly,
/s/ Juan F. Rodriguez
Juan F. Rodriguez
Senior Vice President, Controller

cc:	Adrian Adams Christopher P. Kiritsy Andrew I. Koven Rodney H. Bell (Holland & Knight, LLP) Keith A. Urtel (Ernst & Young, LLP)